July 24, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Mr. Ken Ellington
Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549

Re:	Heartland Group, Inc. (the “Registrant”): Proxy Statement/Prospectus on Form N-14 (File No. 333-239401)

Dear Ms. Vroman-Lee and Mr. Ellington:

The purpose of this letter is to respond to oral comments received from Mr. Ellington on July 9, 2020 and from Ms. Vroman-Lee on July 13, 2020 with respect to the Registrant’s Proxy Statement/Prospectus on Form N-14 filed on June 24, 2020 (the “Proxy Statement”) relating to the proposed reorganization of the Heartland Select Value Fund (the “Target Fund”) with and into the Heartland Mid Cap Value Fund (the “Acquiring Fund”), each a series of the Registrant (the “Reorganization”).

Set forth below are numbered paragraphs identifying the staff’s comments and the Registrant’s responses. Any capitalized terms used but not defined herein have the same meanings assigned to them in the Proxy Statement. Concurrently with the filing of this letter, we are filing definitive copies of the Proxy Statement and Reorganization SAI pursuant to Rule 497 under the Securities Act of 1933, as amended, reflecting the disclosure changes discussed below.

Accounting Comments

Comment 1. Under the heading “Material U.S. Federal Income Tax Consequences” in Part A of the Proxy Statement, add the following disclosure to the third paragraph on page 27: (1) the estimated brokerage costs to be incurred in connection with the portfolio repositioning (total dollar amount and per share amount); and (2) the estimated capital gains to be incurred in connection with such repositioning (total dollar amount and per share amount).

Response. The Registrant has added the requested disclosures.

Comment 2. In the “Combined Pro Forma Statement of Operations” table in the Reorganization SAI, revise the parenthetical in the “Expenses waived by investment advisor” line item to reference Note 5, rather than Note 6, of the footnotes to the financial statements.

Response. The Registrant has made the requested change.

Ms. Vroman-Lee
Mr. Ellington
Securities and Exchange Commission
July 24, 2020

Comment 3. In the Reorganization SAI, disclose in the footnotes to the financial statements that the Acquiring Fund will be the accounting and performance survivor.

Response. The Registrant has added the requested disclosure.

Legal Comments

Comment 1. In the shareholder letter and elsewhere in the Proxy Statement where disclosure indicates that the Target Fund shareholders are expected to experience lower net expenses as a result of the Reorganization, prominently disclose that the current gross expenses of each class of the Acquiring Fund are higher than those of the corresponding class of the Target Fund.

Response. The Registrant has added the requested disclosures.

Comment 2. Under the “Comparison of Fundamental and Non-Fundamental Investment Policies and Restrictions” heading, clarify that the “governmental issuers” referenced in footnote (1) to each Fund’s fundamental investment limitation on concentration refers to U.S. governmental issuers.

Response. The Registrant has made the requested clarification.

Comment 3. In the table included under the heading “Comparison of Management, Management Fees, Sales Loads and Expenses Limitations Agreements of the Target Fund and Acquiring Fund” in Part A of the Proxy Statement, disclose what the total annual fund operating expenses for the Target Fund’s Institutional Class would be if Heartland Advisors’ voluntary expenses waiver was not in place.

Response. The Registrant has added the requested disclosure.

Comment 4. The staff noted that fees and expenses information provided in the table under the heading “The Funds’ Fees and Expenses” is as of December 31, 2019 (the Funds’ fiscal year end). Update the fee table with more current expense information in accordance with Item 3(a) of Form N-14.

Response. The Registrant has updated the Funds’ current fee and expenses information to reflect June 30, 2020 information.

Comment 5. Reformat the fee table under the heading “The Funds’ Fees and Expenses” so that the fees and expenses information is grouped by the applicable share class, rather than by Fund.

Response. The Registrant has made the requested changes.

* * *

Ms. Vroman-Lee
Mr. Ellington
Securities and Exchange Commission
July 24, 2020

Please direct any inquiries on this letter and filing to me at (414) 287-9308 or kirgens@gklaw.com. Thank you.

Very truly yours,
/s/ Kristen A. Irgens
Kristen A. Irgens

cc:	Vinita K. Paul, Heartland Group, Inc.

Nicole Best, Heartland Group, Inc.

Ellen Drought, Godfrey & Kahn, S.C.

Peter Fetzer, Foley & Lardner LLP